SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONTENTS

1. 1Q21 HIGHLIGHTS	4
1.1 BRASKEM – CONSOLIDATED	4
1.2 BRASKEM – HIGHLIGHTS BY SEGMENT 1Q21	5
2. OPERATING PERFORMANCE IN 1Q21 BY SEGMENT	6
2.1 BRAZIL	6
2.2 UNITED STATES & EUROPE	15
2.3 MEXICO	18
3. CONSOLIDATED PERFORMANCE 1Q21	22
A) REVENUE BY REGION	22
B) CONSOLIDATED COGS	22
C) OTHER NET REVENUE (EXPENSES)	23
D) RECURRING OPERATING RESULT	23
E) NET FINANCIAL RESULT	24
F) FREE CASH FLOW	26
G) LIQUIDITY & CAPITAL RESOURCES	26
H) INVESTMENTS & VALUE CREATION	29
4. ENVIRONMENTAL, SOCIAL & CORPORATION GOVERNANCE (ESG) PERFORMANCE	32
4.1 HIGHLIGHTS	32
4.2 I’m greenTM PORTFOLIO	32
4.3 SAFETY	34
4.4 CORPORATE GOVERNANCE	34
5. CAPITAL MARKETS	35
5.1 RATING	36
5.2 MODELING 2Q21 vs. 1Q21	36
5.3 INDICATORS	37
LIST OF ANNEXES:	38

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FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from covid-19 on the Company's business, financial condition and operating results. The words “foresee”, “believe”, “estimate”, “expect”, “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the from the geological event in Alagoas and related legal procedures and the unprecedented impact from covid-19 on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM).

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Braskem reports recurring Operating Result in 1Q21 of US$1,266 million, up 52% on 4Q20

1.	1Q21 HIGHLIGHTS
1.1	BRASKEM – CONSOLIDATED

▪	In 1Q21, the Company’s recurring Operating Result was US$1,266 million, 52% higher than 4Q20, mainly due to: (i) better spreads for PE, PP and main chemicals in Brazil, for PP in the United States and Europe and for PE in Mexico; and (ii) higher PP sales volume in Europe. Compared to 1Q20, the recurring Operating Result in U.S. dollar increased 341%, due to: (i) better spreads for resins and main chemicals in Brazil, for PP in the United States and Europe and for PE in Mexico; and (ii) higher PP sales volume in the United States and Europe and main chemicals in Brazil. In Brazilian real, recurring Operational Result was R$6,943 million, 54% and 444% higher than in 4Q20 and 1Q20, respectively, reflecting the 23% depreciation in the Brazilian real against the U.S. dollar.
▪	In the quarter, the Company recorded a net profit[1] of R$2,494 million, up 195% from 4Q20, representing R$3.14 per common share and class A preferred share[2].
▪	Free cash flow generation in 1Q21 was positive by R$1,766 million, explained mainly by (i) the recurring Operating Result in the quarter; (ii) the monetization of PIS/COFINS credits in the approximate amount of R$761 million; (iii) the reduction in operating capex due to scheduled maintenance shutdowns in the United States and Europe and the operating adjustments carried out at the petrochemical complex in São Paulo in 4Q20; and (iv) the reduction in strategic investments. These positive impacts were mainly opposed by (i) the negative variation in working capital, mainly due to the impacts from higher prices for resins and main chemicals in the international market on accounts receivable and from higher naphtha prices on the cost of finished goods in inventory; and (ii) the higher payments of interest in the quarter, which increased compared to the prior quarter due to the payment of interest on the bonds issued by the Company in 2020.

1 Based on net income (loss) attributable to the shareholders of the Company.

2 For the class “B” preferred shares, the amount is R$0.61 per share.

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▪	In line with the continuous commitment to its financial health and regaining its investment grade rating, the Company continued to reduce its corporate leverage, measured as the ratio of net debt to recurring Operating Result[3] in U.S. dollar, which ended 1Q21 at 1.80x, down 39% in relation to 4Q20 (2.94x).
▪	In the year to date, the recordable and lost-time injury frequency rate stood at 0.75 (event/million hours worked), which is 72% below the industry average[4], with the highlight the results for January, when the Company registered zero reported and lost-time injuries.
▪	In February 2021, the Company entered into a strategic partnership with the world’s largest logistics company, A.P. Moller – Maersk, and PSA Corporation Ltd (PSA), one of the largest port operators in the world, for the utilization of its terminals in Singapore and initiate the transshipment operation to serve the Asian continent. The agreement will enable the Company to offer its clients in Asia regular access to its vast polymer portfolio, representing yet another step in its geographical diversification by creating more favorable logistics conditions for serving clients directly.
▪	In April, Braskem was certified as an Authorized Economic Operator (AEO) – Compliance Modality by the Federal Revenue Service of Brazil. Being an OEA means being recognized internationally for adopting management processes that minimize events involving risks inherent to its import operations and that meet voluntarily criteria on compliance, reliability and safety applicable to the global logistics chain, as well as tax and customs obligations.
▪	The Company’s class “A" preferred shares (BRKM5) gained 121% in the year to date[5].

1.2	BRASKEM – HIGHLIGHTS BY SEGMENT 1Q21

BRAZIL

▪	The recurring Operating Result in Brazil was US$943 million (R$5,173 million), 39% and 330% higher than in 4Q20 and 1Q20, respectively, due to the higher spreads in the international market for PE, PP and main chemicals, which accounted for 70% of the Company’s consolidated recurring Operating Result.
▪	In the first quarter, in line with the Company’s strategy to diversify its supplier base, the Brazil segment continued to acquire naphtha through supply agreements with international suppliers, with naphtha imports accounting for approximately 70% of total naphtha consumption in the quarter.

UNITED STATES & EUROPE

▪	The recurring Operating Result in the United States and Europe was US$315 million (R$1,718 million), 170% and 421% higher than in 4Q20 and 1Q20, respectively, reflecting the higher sales volume in Europe and higher spreads in the international market for PP in both regions, accounting for 23% of the Company’s consolidated recurring Operating Result.
▪	In the quarter, Braskem made its first international polypropylene shipment from its new export hub located in Charleston, South Carolina. The new hub, which offers packaging, warehousing and export shipment services to support Braskem’s six PP plants in the United States, has capacity to support exports of up to 204 kta to its clients around the world.

3 Excludes the Project Finance in Mexico and based on recurring Operating Result.

4 The industry average is 3.25 per million hours worked, according to the American Chemistry Council. The most recent data refers to 2018.

5 In the year to May 5, 2021.

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MEXICO

▪	The recurring Operating Result in Mexico was US$94 million (R$522 million), 49% and 32% higher than in 4Q20 and 1Q20, respectively, reflecting the higher PE spread in the international market. The Recurring Operating Result in Mexico accounted for 7% of the Company’s consolidated recurring Operating Result.
▪	The capacity of the Fast Track project in Mexico is currently estimated at around 20,000 barrels of ethane per day. In 1Q21, to complement the supply of ethane by Pemex, Braskem Idesa imported a daily average of 13,100 barrels (~70,000 tons) of ethane from the United States, which represents around 66% of Fast Track’s current capacity. Additionally, the volume of imported ethane accounted for around 30% of Braskem’s total ethane supply in the quarter.

2.	OPERATING PERFORMANCE IN 1Q21 BY SEGMENT
2.1	BRAZIL
2.1.1	PETROCHEMICAL SPREADS

▪	PE Spread[6]: increase compared to 4Q20 (53%) and 1Q20 (161%). The higher PE price in the United States was mainly due to: (i) the impacts caused by winter storms on the U.S. Gulf Coast, which led to the temporary closure of some PE plants in the region, affecting the product’s supply; and (ii) the continued healthy demand, especially from applications involving non-durable goods such as packaging. The naphtha price also increased, following the rise in oil prices in international markets in the period influenced by the decision of OPEC+ to maintain production limits. However, the increase in the feedstock price lagged the increase in the PE price, which led spreads to widen in the period.

6 (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% U.S. ethane price – 50% US propane price)*18%.

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▪	PP Spread[7]: increase compared to 4Q20 (10%) and 1Q20 (52%). The higher PP price in Asia was mainly due to: (i) stronger demand as PP buyers in the region sought to ensure access to the product given concerns about supply in the region; and (ii) global supply constraints, after various polymer producers in the United States declared Force Majeure due to the winter storm that hit the U.S. Gulf Coast. As mentioned above, the feedstock’s price was influenced by the dynamics of oil prices in the international market.
▪	PVC Spread Par[8]: after restarting operations at the Chlor-Alkali and EDC plant in Alagoas, the par spread better reflects the profitability of the Vinyls business, which represents a more profitable spread compared to the temporary/non-integrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its customers. The par spread in 1Q21 decreased by 20% in relation to 4Q20. Despite the 13% increase in the PVC Asia price in the period, which remained at high levels due to the global shortage, the lower spread is mainly explained by the 38% increase in the naphtha price in the period.
▪	Main Chemicals Spread[9]: increases compared to 4Q20 (41%) and 1Q20 (10%). Prices of main chemicals increased, influenced by higher oil prices in the international market. Among the main chemicals, the highlights were propylene in the United States, which ended the period increasing 77% and 135% compared to 4Q20 and 1Q20, respectively, due to the lower supply resulting from the severe winter storm on the U.S. Gulf Coast, and cumene in the United States, which increased 60% and 28% compared to 4Q20 and 1Q20, respectively, influenced by the higher price of its feedstocks (propylene and benzene) and by supply constraints.

2.1.2	OPERATIONAL OVERVIEW

a) Resin demand in the Brazilian market (PE, PP and PVC): decreased compared to 4Q20 (-3%), mainly due to the effect from inventory rebuilding in the converter chain and strong demand in the last quarter of the prior year, which mitigated seasonal effects in the quarter. Compared to 1Q20, demand increased (+16 p.p.), led by healthy demand from various sectors of the economy, notably the automotive, infrastructure, agribusiness, construction, home appliance and packaging industries.

b) Average utilization rate of petrochemical crackers: reduction in relation to 4Q20 (-3 p.p.), mainly due to the pit stop (rapid maintenance shutdown) carried out at the petrochemical cracker in Rio Grande do Sul. Compared to 1Q20, the capacity utilization rate of the crackers in Brazil increased (+2 p.p.), reflecting the non-scheduled shutdown of the cracker in Rio Grande do Sul in the prior year quarter.

7 PP Asia Price – Naphtha ARA price.

8 PVC Asia Price - (0.23*3*naphtha ARA price) - (EDC USA price*0.832).

9 Average price of main chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), according to the capacity mix of Braskem’s industrial units in Brazil) - Naphtha ARA price.

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c) Resin sales volume: in the Brazilian market, reduction in relation to 4Q20 (-5%), explained by the lower demand in the Brazilian market and lower product supply in the period. In relation to 1Q20, sales volume increased (+8%), driven by stronger demand in the Brazilian market. The declines in exports compared to 4Q20 (-15%) and 1Q20 (-41%) is due to the Brazil segment’s strategy to prioritize sales to the local market.

d) Main chemicals sales volume: in the Brazilian market, sales declined in relation to 4Q20 (-3%), due to the lower product supply, given the lower utilization rate of the petrochemical crackers. Compared to 1Q20, sales in the Brazilian market increased (+17%), led by gasoline (+20%), due to the impacts from COVID on fuel demand in the period, and by benzene (+21%), reflecting the strong polystyrene market. Meanwhile, exports decreased in relation to 4Q20 (-3%), given the strategy to prioritize sales to the Brazilian market, and remained stable in relation to 1Q20.

2.1.3	SITUATION IN ALAGOAS
a)	Operational

Average PVC utilization rate: considering the plants in Alagoas and Bahia, the utilization rate stood at 73%, higher than in 4Q20 (+9 p.p.), mainly due to the advances in implementing the integrity and reliability program and the higher supply of EDC after the restart of the chlor-alkali plant in Alagoas.

PVC sales volume: PVC sales in the Brazilian market amounted to 132 ktons, higher than in 4Q20 (+2%), due to the higher supply of product for sale. Compared to 1Q20, the reduction (-3%) is mainly due to the

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impact of physical distancing restrictions given the rise in COVID cases in the period. The Company imported 42 kt of caustic soda in 1Q21, 4 kt less than in 4Q20.

b)	Investment in resuming operations at chlor-alkali and EDC plants

To restart its chlor-alkali operations, the Company completed the implementation of a project to outsource sea salt for use as feedstock in the chlor-alkali plants in Alagoas. The estimated cost of the project is approximately R$68 million, of which R$64.8 million already had been invested as of 1Q21. In February 2021, after concluding the commissioning process in accordance with the applicable safety standards, the Company announced the resumption of production of chlor-alkali and dichloroethane.

In 1Q21, the volume of caustic soda production was approximately 33 kt, noting that in March 2021 production reached approximately 18 kt, accounting for around 47% of the monthly capacity utilization rate, considering the plant’s full capacity. The resumption of operations was planned in phases, initially with two production cell groups, with the start of the third cell group expected during the year.

c)	Geological phenomenon - Alagoas

On December 31, 2019, based on its assessment and on that of its external legal advisors, and considering the existing information, the dialogue with authorities and the best estimate of expenses with the various safety measures for residents, the Company recorded a provision of R$3,383 million, of which R$1,450 million was recognized under current liabilities and R$1,933 million under non-current liabilities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas (“Agreement”), entered into by Braskem and the State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU,” and in conjunction with the MPE, DPE and MPF, the “Authorities”). The Agreement establishes the cooperative actions for relocating residents from risk areas and guaranteeing their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem, for the population in specified risk areas.

In June 2020, the Company received from the Authorities an official letter informing the updating of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), which expanded the area to be vacated. On July 15, 2020, the Company and the Authorities signed the First Amendment to the Agreement to incorporate this expansion in the PCF.

In September 2020, specialized and independent technical studies contracted by the Company and conducted by internationally renowned entities ("Studies") were concluded. The Studies present the potential impacts on the surface from the geological event in the region and an analysis of short- and long-term scenarios, which includes, among other things, the areas identified on the Civil Defense Map of June 2020. The Studies were submitted to the Authorities for determining possible actions to be adopted in mutual agreement. In light of the update of the Civil Defense Map in September 2020, the Company and the Authorities agreed to include properties in the PCF, which was formalized via a Resolutions Instrument in October 2020.

In parallel, as previously disclosed, the Company continues to negotiate with the competent authorities the Public-Interest Civil Action for Socio-environmental Reparation proposed by the MPF, related to the geological event in Alagoas.

On December 30, 2020, the Company and Authorities executed:

(i) the Second Amendment to the Agreement dated January 3, 2020 (“Agreement for Compensation of Residents”), under which the parties agreed to include in the PCF the relocation of additional properties defined both in the Civil Defense Map, updated in December 2020 to consider, among other information, areas with potential surface impacts in the future, including in the long term, as well as in the Studies, to encompass the area affected and that could potentially be affected by the geological event based on such documents; and

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(ii) the “Agreement for Dismissal of the Socio-Environmental Public-Interest Civil Action” and the “Agreement for defining measures to be adopted based on preliminary claims in the Socio-Environmental Public-Interest Civil Action” with the MPF and MPE, the latter as intervening consenting party (jointly the “Agreement for Socio-Environmental Reparations”). Moreover, the Agreement for Socio-Environmental Reparation envisages the adherence of other parties, which should be negotiated in the coming months.

Based on its assessment and on that of its external legal advisors, and considering the short- and long-term effects of the technical studies, the existing information and the best estimate of expenses for implementation of the various measures related to the geological event in Alagoas, on March 31, 2021 the Company recorded a provision of R$8,454 million, R$4,229 million of which under current liabilities and R$4,225 million under non-current liabilities. On December 31, 2020, the provision was R$9,176 million, with R$4,350 million under current liabilities and R$4,826 million under non-current liabilities.

The following table shows the changes in the provision in the period:

The amounts included in the provision may be divided among the following action fronts:

a.	Support for relocating and compensating the residents and owners of the properties located in the risk protection and monitoring areas, including properties that require special measures for their relocation, such as hospitals, schools and public equipment.

For this action front, a provision was accrued in the amount of R$4,820 million (R$4,790 million net of the adjustment to fair value), which comprises expenses related to the relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for compensation of the residents and third parties affected.

b.	Actions for closing and monitoring the salt wells. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. For four of them, the recommendation is that they be filled with solid material, a process that should take three years. For the 31 remaining wells, the actions recommended are: conventional closure using the buffering technique, which consists of pressuring the cavity and is a method adopted worldwide for cavities post-operation; confirmation of the status of natural filling; and, for certain wells, monitoring using sonar. The monitoring system implemented by Braskem envisages actions to be developed during and after closure of the wells, including: (i) sonar monitoring or pressure and temperature measuring in the salt caverns; (ii) subsidence monitoring system; (iii) monitoring of vibrations using seismographs and microseismographs; and (iv) monitoring by tiltmeter and inclinometer.
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The Company’s actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM.

The plans to close wells have a certain level of uncertainty, given that they may be updated until the cavities reach stabilization. Continuous monitoring is essential for confirming the results of the current recommendations. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of cavities to be monitored using sonar could indicate the need for certain additional measures to stabilize them.

The total provision for implementing the measures planned for the 35 wells is R$1,469 million (R$1,451 million net of adjustment to fair value). The amount was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring the wells. The amount of the provision may be changed in the future, in accordance with the results of the monitoring of the wells, the progress on implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

Definition of the measures required for recovering areas potentially impacted by the geological phenomenon depends on a more concrete diagnosis of the area’s situation and further discussion between the Company and the competent authorities (including the ANM).

c.	Social and urbanistic measures, under the Agreement for Socio-Environmental Reparations signed on December 30, 2020, with the allocation of R$1,580 million to adopting actions and measures in the vacated areas as well as urban mobility and social compensation actions, with R$300 million allocated to compensation for social damages and collective pain and suffering, as well as possible contingencies related to actions in the vacated areas and urban mobility actions. The amount of the provision on March 31, 2021 was R$1,550 million (R$1,457 million net of adjustment to present value).
d.	Additional measures, whose provision amounts to R$769 million (R$755 million net of adjustment to present value), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents (Residents Center); (iv) expenses with managing the event in Alagoas relating to communication, compliance, legal services, etc.; and (v) other matters classified as a present obligation for the Company, even if not yet formalized.

The Company’s provisions are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including: timing changes; extension and form of execution; effectiveness of action plans, and the conclusion of current and future studies that indicate the recommendations of experts and other new developments on the topic.

Braskem continues to face and could still face various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the individual proposal of the agreement, as well as potential claims by public utility concessionaires.

The measures related to the mine closure plans are subject to the analysis and approval by the ANM, monitoring of the results of the measures under implementation as well as changes related to the dynamic nature of geological events.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be defined after conclusion of the Environmental Diagnosis, to be conducted by a specialized and independent company. At this time, it is impossible to predict the outcome of these Environmental Diagnosis studies or their potential implications for additional disbursements to the costs already provisioned for by the Company. Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió, which is under negotiation and will continue over the next few months. To date, the Company is unable to predict the results of any discussions or any of their associated costs.

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Therefore, the Company cannot eliminate the possibility of future developments related to the topic or related expenses, and the costs to be incurred by Braskem may differ from its estimates.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of insurance coverage under these policies, acknowledging the complexity of the matter. As such, no payment of compensation was recognized in the quarterly information of the Company.

For more information, see note 24 (“Geological event - Alagoas”) of the Consolidated Financial Statements of March 31, 2021.

d)	Financial Compensation and Support for Relocation Program

As of 1Q21, around 11,600 properties had been relocated in the areas specified in the agreement. Of the bank account specifically for funding the Financial Compensation and Support for Relocation Program (“PCF”), in the amount of R$1.7 billion, approximately R$713 million already had been disbursed as of 1Q21. The expenses include mainly financial aid for relocation, rent allowance, compensation for pain and suffering, damages and lawyers’ fees.

In addition, in connection with the Agreement for Compensation of Residents, the Company and the DPE, MPF, MPE and DPU agreed to the transfer of R$1 billion to the same Braskem’s bank account specifically for funding the PCF, in 10 monthly installments of R$100 million each, starting in January 2021. As of May 5, 2021, the Company had made four deposits of R$100 million each, with the other six remaining deposits scheduled for the subsequent months.

At the end of the first quarter, the balance of the specific account for funding the PCF was R$1.3 billion.

2.1.3.1	FINANCIAL OVERVIEW

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A) NET REVENUE: increases in U.S. dollar of 13% and 36% compared to 4Q20 and 1Q20, respectively, explained by the higher prices for resins and main chemicals in the international market.

In Brazilian real, increases of 16% and 68% compared to 4Q20 and 1Q20, respectively, also explained by the higher prices of resin and main chemicals in the international market, as well as by the impact from the 23% depreciation in the Brazilian real against the U.S. dollar in relation to 1Q20.

Sales by sector (%)

Sales by region (% in tons)

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B) COST OF GOODS SOLD (COGS): the increase in Brazilian real (+6%) and U.S. dollar (+4%) compared to 4Q20 is mainly explained by the higher naphtha price in the international market influenced by higher oil prices.

Compared to 1Q20, COGS decreased (-1%) due to the inventory effect from naphtha with a lower price in the international market. In Brazilian real, COGS in 1Q21 increased in relation to 1Q20 (+22%), due to the 23% depreciation in the Brazilian real against the U.S. dollar.

In the quarter, COGS was affected by the PIS/COFINS tax credit on feedstock purchases (REIQ) in the amount of US$58 million (R$317 million) and by the Reintegra tax credit in the amount of US$0.4 million (R$2.1 million).

On March 1, 2021, through Provisional Presidential Decree (MPV 1034/2021), the Federal Government proposed the extinction of the Special Regime for the Chemical Industry (REIQ), as of July 1, 2021, observing the principle establishing 90 days for the decision’s effect after the extinction is approved. Since it is an MPV, it must be passed by both houses of Congress by June 28, 2021 (120 days of force) to maintain its effects and transformation into law. In addition, the wording may be changed via amendments during this period. With the extinction of REIQ, the PIS/COFINS rate on inputs in the chemical industry will return to standard rate of 9.25% (PIS of 1.65% and COFINS of 7.6%). If the Provisional Presidential Decree is not passed into law, REIQ will remain as it is today for an indeterminate term.

Currently, the effect from REIQ on the Company’s results corresponds to a reduction of around 3.65% in its cost with purchases and imports of feedstock (naphtha and others).

C) SG&A Expenses: down in relation to 4Q20 (-19%) and 1Q20 (-30%), mainly due to the lower expenses with third-party services and other general and administrative expenses.

D) RECURRING OPERATING RESULT: accounted for 70% of the Company’s consolidated recurring Operating Result.

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2.2	UNITED STATES & EUROPE
2.2.1	PETROCHEMICAL SPREADS

▪	U.S. PP Spread[10]: increase compared to 4Q20 (28%) and 1Q20 (63%). The PP price in the United States increased mainly due to: (i) the severe winter storm in the U.S. Gulf Coast, which led to the unplanned production closures affecting suppliers across the region and (ii) continued strong demand associated with expansion of industrial activity in the region. Propylene prices also increased due to the supply shortage associated with the severe winter storm in the region, but PP prices outpaced the increase in the feedstock prices.
▪	PP Spread in Europe[11]: increase compared to 4Q20 (53%) and 1Q20 (92%). The PP price in Europe increased mainly due to logistics problems and maintenance shutdowns at local producers, which led to a decrease in the product’s supply in the region. The propylene price also increased due to scheduled and non-scheduled shutdowns of local producers, with its increase lagging that of the PP price.

2.2.2	OPERATIONAL OVERVIEW

a) Demand for resins: in the United States, demand for PP decreased in relation to 4Q20 (-12%) and 1Q20 (-1.1%) due to low product supply in the market associated with the impact of severe winter weather events in the region. In Europe, the increase in relation to 4Q20 (+9%) and 1Q20 (+1%) is explained by the stronger demand from the durable goods sectors, mainly the home appliance and automotive industries.

10 U.S. PP – U.S. propylene price

11 EU PP – EU propylene price

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b) Average utilization rate of PP plants[12]: in the United States, considering the production and capacity of the new PP plant (Delta) only in 1Q21, the utilization rate decreased in relative to 4Q20 (-6 p.p.) and 1Q20 (-18 p.p.), reflecting the impacts from winter storm Uri in the U.S. Gulf Coast.

In Europe, utilization rate increased in relation to 4Q20 (+30 p.p.), explained by the scheduled maintenance shutdown in the last quarter of the prior year. Compared to 1Q20, the utilization rate increased (+5 p.p.) due to the inventory rebuilding effect and to the normalization of demand that was adversely affected by the pandemic in 1Q20.

c) PP sales volume[13]: in the United States, considering the sales of the new PP plant (Delta) only in 1Q21, sales increased in relation to 4Q20 (17%) and 1Q20 (7%), mainly due to the increase in production capacity after the commercial startup of the new PP plant (Delta) in the region in September 2020. Considering Delta sales in 4Q20, United States sales volume in 4Q20 was 415 kton and sales in 1Q21 were lower (-5%) due to the impact from winter storm Uri which affected product availability in the region. The 1Q21 sales decline was partially mitigated by the sale of product from inventory to meet short term market demand.

In Europe, sales increased in relation to 4Q20 (25%) and 1Q20 (13%), due to the higher supply of the product in the period.

12 United States 4Q20 data does not consider production volume from Delta.

13 4Q20 data from United States does not consider sales volume from Delta. Considering Delta sales in 4Q20, sales volume in the United States in 4Q20 was 415 kton and sales in 1Q21 were lower (-5%) due to the impact from winter storm Uri which affected product availability in the region. The 1Q21 sales decline was partially mitigated by the sale of product from inventory to meet short term market demand.

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2.2.3	FINANCIAL OVERVIEW

A) NET REVENUE: in U.S. dollar, increase of 50% and 91% compared to 4Q20 and 1Q20, respectively, explained by the higher PP price in the United States and Europe and the higher PP sales volume in Europe.

In Brazilian real, increase of 53% and 136% compared to 4Q20 and 1Q20, respectively, explained by the higher PP price in the United States and Europe and the higher PP sales volume in Europe as well as the impact of the 23% depreciation of the Brazilian real against the U.S. dollar in the comparison with 1Q20.

B) COST OF GOODS SOLD (COGS): in relation to 4Q20, increase in Brazilian real (40%) and U.S. dollar (37%), and in relation to 1Q20, increase in Brazilian real (+98%) and U.S. dollar (+60%), due to (i) the higher propylene price in the United States and Europe; (ii) the higher sales volume in Europe; and (iii) the increase in electricity costs in the United States due to the severe winter storm in the U.S. Gulf Coast. Compared to 1Q20, the increase in Brazilian real also is explained by the 23% depreciation of the Brazilian real against the U.S. dollar.

C) SG&A Expenses: increase compared to 4Q20 (+2%) and 1Q20 (+29%) due to the increase in general and administrative expenses, tax expenses and selling expenses.

D) RECURRING OPERATING RESULT: accounted for 23% of the Company’s consolidated recurring Operating Result.

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2.3	MEXICO
2.3.1	PETROCHEMICAL SPREADS

▪	North America PE Spread[14]: increase compared to 4Q20 (51%) and 1Q20 (110%). The PE price in the United States increased due to: (i) impacts caused by the winter storm on the U.S. Gulf Coast, which led to the temporary closure of certain PE plants in the region, affecting the supply of the product; and (ii) continued healthy demand mainly from applications in non-durable goods such as packaging. The ethane price in the international market also increased, but in a lower proportion than the PE price.

2.3.2	OPERATIONAL OVERVIEW

a) PE demand in the Mexican market: down in relation to 4Q20 (-6%) and 1Q20 (-6%) due to lower product supply in the market due to the need to operate the industrial assets under an experimental model and severe winter weather events in the United States.

b) Average utilization rate of PE plants: increased from 4Q20 (+10 p.p.), due to production based on an experimental business model implemented in January and February, following the unilateral interruption of natural gas transport service by Cenagas in early December 2020. In early March, after executing a natural gas transportation service agreement with Cenagas, transportation services were reestablished. Compared to 1Q20, the rate decreased (-28 p.p.), due to the need to operate the industrial assets during most of 1Q21 under an experimental model. Additionally, ethane availability was lower due to the impact from winter storm Uri in the U.S. Gulf Coast.

Currently, Fast Track’s expected capacity in Mexico is approximately 20,000 barrels of ethane per day. In 1Q21, to complement the supply of ethane by Pemex, Braskem Idesa imported 13,100 barrels on average per day (approximately 70,000 tons) of ethane from the United States, which represented around 66% of Fast Track’s current capacity. Additionally, the volume of imported ethane accounted for around 30% of Braskem’s total ethane supply in the quarter.

14 U.S. PE – U.S. ethane price

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c) PE sales volume: declined compared to 4Q20 (-27%) due to the lower availability of product in inventory, which was partially consumed in 4Q20 after the suspension of operations in Mexico in December 2020. Compared to 1Q20, the decline (-37%) is explained by the lower availability of product for sale.

2.3.3	FINANCIAL OVERVIEW

A) NET REVENUE: increase in Brazilian real (+5%) and U.S. dollar (+3%) compared to 4Q20 due to higher PE price in the international market.

Compared to 1Q20, the increase in U.S. dollar (+16%) is explained by the higher PE price in the international market. In Brazilian real, net revenue increased (+43%), reflecting not only the higher PE price in the international market but also the 23% depreciation in the Brazilian real against the U.S. dollar between periods.

Sales by sector (%)

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Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS): decrease in Brazilian real (-23%) and U.S. dollar (-25%) in relation to 4Q20, reflecting the lower sales volume.

Compared to 1Q20, the decline in U.S. dollar (-15%) is explained by the lower sales volume in the period. In Brazilian real, COGS increased (+6%) reflecting the higher ethane price in the international market and the 23% depreciation in the Brazilian real against the U.S. dollar.

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C) SG&A Expenses: reduction in relation to 4Q20 (-10%), due to the lower general and administrative expenses and expenses with third-party services. Compared to 1Q20, the decline (-10%) was due to lower expenses with taxes.

D) RECURRING OPERATING RESULT: accounted for 7% of the Company’s consolidated recurring Operating Result.

In light of the allegations of undue payments related to the Ethylene XXI project, which were originally published in the media in Mexico and were included in the testimony by the former CEO of PEMEX to the Office of the Attorney General of Mexico (“Allegations”), Braskem S.A., together with Braskem Idesa, in compliance with the standards established by Braskem's Global Compliance System Policy and Braskem Idesa's governance guidelines, approved the hiring of a U.S. law firm with proven experience in similar cases to conduct an independent internal investigation of the Allegations (“Investigation”).

The Investigation is ongoing and the Company is, at the moment, unable to estimate the scheduled date of its conclusion or its outcome and/or possible impacts, if any, on its quarterly information, and it has not identified, to date, matters that could affect or require disclosure in the quarterly information. If the Investigation finds evidence to support any of the Allegations, such findings could affect the Company's business, reputation, financial condition, controls and operating results, as well as the liquidity and price of the securities issued by it.

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3.	CONSOLIDATED PERFORMANCE 1Q21

A) REVENUE BY REGION

B) CONSOLIDATED COGS

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C) OTHER NET REVENUE (EXPENSES)

In 1Q21, the Company posted revenues of R$779 million. The increase compared to 4Q20 and 1Q20 is mainly due to (i) the effect from the recognition of PIS/COFINS tax credits in the amount of R$558 million; and (ii) the reversal of the provision for payment of damages in Alagoas in the amount of R$139 million.

In 1Q21, the Company registered an expense of R$227 million. The reduction in expenses in relation to 4Q20 is mainly explained by the accounting provision for the expenses associated with the geological event in Alagoas in 4Q20. Compared to 1Q20, the increase is explained by higher expenses with: (i) scheduled turnarounds; and (ii) fines, severance charges and indemnities.

D) RECURRING OPERATING RESULT[15]

In 1Q21, the Company’s recurring Operating Result was US$1,266 million, advancing 52% on 4Q20, mainly due to: (i) the better spreads for PE, PP and main chemicals in Brazil, for PP in the United States and Europe and for PE in Mexico; and (ii) the higher PP sales volume in the United States and Europe. Compared to 1Q20, the recurring Operating Result in U.S. dollar advanced 341%, due to: (i) the better spreads for resins and main chemicals in Brazil, for PP in the United States and Europe and for PE in Mexico; and (ii) the higher PP sales volume in the United States and Europe and of main chemicals in the Brazil. In Brazilian real, the recurring

15 Braskem’s consolidated result is equal to the sum of the results of Brazil, United States, Europe and Mexico minus the eliminations of revenues and costs related to product transfers between these regions.

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Operational Result was R$6,943 million, 54% and 444% higher than in 4Q20 and 1Q20, respectively, reflecting the 23% depreciation in the Brazilian real against the U.S. dollar.

E) NET FINANCIAL RESULT

BRASKEM (ex-BRASKEM IDESA)

Financial expenses: increase in relation to 4Q20 (48%) and 1Q20 (47%) due to: (i) the effect from exchange variation on interest expenses; (ii) the prepayment of the perpetual bond in March 2021; and (iii) the higher expenses with derivative liabilities.

Financial revenue: increase in relation to 4Q20 (353%) and 1Q20 (322%) due to: (i) the inflation adjustment of tax assets related to overpayments of PIS and COFINS tax liabilities in prior years; and (ii) the impact of derivatives related to feedstock operations.

Net exchange variation: decrease compared to 4Q20, mainly due to the depreciation in the Brazilian real against the U.S. dollar on the net exposure in the amount of US$3,460 million and to the realization of hedge accounting in the amount of R$506 million. Compared to 1Q20, the increase is explained by the lower

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depreciation in the Brazilian real against the U.S. dollar than that registered in 1Q20, which was 29% higher than in 4Q19.

Transactions in financial instruments designated as hedge accounting

In the quarter, the Company: registered US$150 million (R$506 million) in exports from a designated flow. The initial designation rate was US$1/R$2.0017, while the average realization rate was US$1/R$5.3747.

The balance of financial instruments designated for hedge accounting ended 1Q21 at US$5.5 billion.

Long-Term Currency Hedge Program:

Braskem’s feedstock and products have their prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollars. Starting in 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, protecting estimated flows for a 24-month period.

On March 31, 2021, Braskem had a notional value of outstanding put options of US$2.2 billion, at an average exercise price of R$/US$4.49. At the same time, the Company also had a notional value of outstanding call options of US$1.6 billion, at an average exercise price of R$/US$6.3. The contracted operations have a maximum term of 24 months. The mark-to-market (fair value) of these operations of Zero Cost Collar (“ZCC”) was negative R$441 million at the end of the quarter.

As a result of the depreciation of the Brazilian real in relation to the U.S. dollar in the quarter, the Company exercised in part the calls of the ZCC program. The effect on cash flow for 1Q21 was R$108 million.

BRASKEM IDESA

Financial expenses: down compared to 4Q20 (-1%) explained by the impact from the lower interest liabilities involving leasing operations and by the impact from lower expenses with derivative instruments

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involving interest rate swap operations linked to the Project Finance structure. Compared to 1Q20, the increase (+9%) is explained by the higher expenses with derivative instruments involving interest rate swap operations linked to the Project Finance structure.

Financial revenue: increase in relation to 4Q20 due to the higher income from long derivative instruments related to the interest rate swap operation linked to the Project Finance. In relation to 1Q20, the reduction is explained by the lower income from derivative operations related to the interest rate swap transaction linked to the Project Finance structure.

Net exchange variation: decrease compared to 4Q20, due to the effects from the depreciation in the Mexican peso against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa in the amount of US$2,359 million. Compared to 1Q20, net exchange variations were impacted by the appreciation in the Mexican peso against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa.

F) FREE CASH FLOW

Free cash flow in 1Q21 was positive R$1,766 million, explained mainly by (i) the recurring operating result in the quarter; (ii) the monetization of PIS/COFINS credits in the approximate amount of R$761 million; (iii) the reduction in operating capex due to scheduled maintenance shutdowns in the United States and Europe and the operating adjustments carried out at the petrochemical complex in São Paulo in 4Q20; and (iv) the reduction in strategic investments.

These positive impacts were mainly opposed by (i) the negative variation in working capital, mainly due to the impacts from higher prices for resins and main chemicals in the international market on accounts receivable and from higher naphtha prices on the cost of finished goods in inventory; and (ii) the higher payments of interest in the quarter, which increased compared to the prior quarter due to the payment of interest on bonds issued by the Company in 2020.

G) LIQUIDITY & CAPITAL RESOURCES

BRASKEM (ex-BRASKEM IDESA)

On March 31, 2021, the average debt term was around 14 years, with approximately 50% of maturities concentrated after 2030. The weighted average cost of the Company’s debt was exchange variation plus 5.2%.

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The liquidity position of US$3,469 million is sufficient to cover the payment of all liabilities coming due in the next 79 months, considering the international rotating credit facility of US$1 billion available through 2023.

Due to its strong cash position and with the objective of reducing gross debt levels, the Company announced in March 2021 the total redemption of the 7.375% perpetual bonds, at face value, in the amount of US$500 million.

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BRASKEM IDESA

On March 31, 2021, the average debt term was around 5 years, with approximately 39% of maturities concentrated after 2029. The weighted average cost of the Company’s debt was exchange variation plus 5.34%.

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Braskem Idesa has guarantees typical to Project Finance structures: debt service reserve account and contingent equity commitment. At the close of March 2021, such guarantees corresponded to US$194 million and US$208 million, respectively.

H) INVESTMENTS & VALUE CREATION

The Company’s expected investments for 2021 are: (i) US$667 million for operating investments; (ii) US$97 million for strategic investments; and (iii) US$34 million for operating investments in Braskem Idesa.

Operating Investments 1Q21: most operating investments were made in the pit stop of the petrochemical complex in Rio Grande do Sul, the restarting of the chlor-alkali plant in Maceio and the preparations ahead of the general maintenance shutdowns at the plants in ABC, São Paulo scheduled for April and May with duration of approximately 50 days.

Strategic Investments 1Q21: expenditures were allocated to the following projects: (i) construction of the new PP plant in the United States, in the amount of R$23.7 million (US$4.3 million), which accounted for 43.5% of total investment in strategic projects; (ii) modernization of the electrical system of the petrochemical complex in the ABC region of Greater São Paulo; (iii) construction of a recycling line for high-quality post-consumer resin in Brazil; and (iv) upgrading of the electrical infrastructure at the Neal plant in the United States.

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VALUE CREATION

Transform For Value Program

During 1Q21, the Transform for Value (TFV) Program advanced in its implementation of the initiatives mapped to end the quarter with the combined capture of US$93 million/year[16].

Focusing on initiatives with expected gains by end-2023, the program adopts a system of stages that facilitate the management and communication of each initiative’s advances and works to coordinate, accelerate and give focus to the Company's main improvement initiatives. The program’s global scope encompasses not only the actions of the Transformation Office, but also those of the Digital Center, energy projects, continuous industrial improvement initiatives and capex products involving Competitiveness & Productivity (C&P).

Among the initiatives coordinated by the program, a highlight is the project to consolidate the redesign of two important end-to-end processes[17] offering significant opportunities to streamline and improve processes:

i.	Forecast-to-Stock (FTS), a process that encompasses forecasts of demand to the supply of products in inventory; and
ii.	Order-to-Cash (OTC or O2C), a process that encompasses the receipt of requests from clients to the collection of payments.

The goal of the projects is to simplify processes by reviewing and implementing a fluid and integrated routine from end to end. The main goal is to structure a smart, flexible and responsive process with total visibility and efficient communication to ensure engagement in the various planning levels, increasing visibility of the order status and consequently ensuring the client's satisfaction and maximizing Braskem's profitability. When fully implemented, this redesign is expected to capture between US$20-50 million/year[18] in recurring gains. The results from the first elements implemented to date are expected already in the second quarter.

16 Amounts related to the initiatives in stage 4 (ramp-up), in which amounts are registered as they are realized, and stage 5 (concluded), after stabilization and/or internal audit, in accordance with the maturity follow-up methodology for the initiatives established by the Transform for Value Program.

17 An end-to-end process aims to connect and monitor activities from the start to the end of their chain.

18 Expectation of capture when the initiatives reach stage 5 (concluded), after stabilization and/or internal audit, in accordance with the maturity monitoring methodology for the initiatives established by the Transform for Value Program.

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Capacity Expansion & Energy Efficiency Projects

Project to expand biopolymers production capacity in the Triunfo Petrochemical Complex, in Rio Grande do Sul

Expansion of current green ethylene production capacity from 200 kta to 260 kta using feedstock made from sugarcane ethanol that is used to make “I’m Green”TM resins, with startup expected for the end of 2022 and investments estimated at US$61 million. The project is aligned with the Company’ goals of reducing its greenhouse gas emissions by 15% by 2030 and of reaching carbon neutrality by 2050, while also reinforcing its position as the global leader in biopolymers production.

Project to produce high-quality recycled resin

In partnership with Valoren, a company specializing in developing and operating technologies for transforming solid waste, Braskem will invest R$67 million in the construction of a recycling line with capacity to transform some 250 million pieces of packaging into 14 tons of high-quality, post-consumer resin per year. The project will be installed in Indaiatuba, in São Paulo state’s interior region, and is expected to start operations in the fourth quarter of 2021. As of 1Q21, the Company had disbursed R$11.9 million, representing 17.7% completion of the investment.

Energy efficiency project for ABC petrochemical complex

In partnership with the German-based company Siemens, the Company is modernizing its ABC petrochemical complex, in São Paulo. With total estimated investment of R$600 million, considering the disbursements from Braskem and Siemens, the project includes replacing the steam turbines that currently meet the needs of the complex with high-speed electrical engines developed with state-of-the-art and high-performance technology.

As of 1Q21, the project had reached completion of approximately 90%. The startup of the new systems is expected for the second quarter of 2021 with the resumption of operations in ABC after the general maintenance shutdown. With the resumption of operations, the commissioning of energy cogeneration will start, conducted by Siemens, Braskem’s partner in this project, with startup expected for the second half of 2021.

Projects in Economic & Financial Feasibility Study

Opportunity to expand ethane imports in Mexico

Evaluation by Braskem Idesa of a complementary solution for importing ethane on a large scale, whose scope consists of the construction of an import terminal for ethane and a pipeline to transport it to the petrochemical complex.

Opportunities to expand the biopolymers business

Evaluation of opportunities to expand the biopolymers business by building new plants in Brazil and/or other regions, mainly for “I’m Green”TM polyethylene, which maintains the same properties, performance and versatility of conventional resins, with the competitive advantage of capturing up to 3.09 tons of carbon gas during its production process.

Opportunities to diversify the feedstock profile and leverage competitiveness by using liquid natural gas from pre-salt deposits (long-term project)

Assessment of opportunities to expand production capacity and diversify the feedstock profile in the Southeast of Brazil through new supplies of gas by developing new distribution routes for natural gas from pre-salt deposits.

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4.	ENVIRONMENTAL, SOCIAL & CORPORATION GOVERNANCE (ESG) PERFORMANCE
4.1	HIGHLIGHTS
▪	EDF Renewables Wind Complex: Startup of the EDF Renewables wind complex, which will supply renewable energy to Braskem under a power purchase agreement with duration of 20 years that was executed in 2018. The project, which contributes to the local development of Bahia state, is one of the partnerships that are helping the Company to reach the milestone of 1.5 million tCO2e of emissions avoided by purchasing renewable energy through long-term agreements.
▪	Pilot Project for Carbon Offset in chain – Trafigura: Loading of imported naphtha supplied by Trafigura that offsets and reduces the carbon emissions associated with the feedstock, including in the extraction, refining and transportation processes. The calculation was made by Trafigura, and the results were obtained through offset projects based on nature located in Indonesia, which will be verified by an independent third party, and energy efficiency gains in maritime transportation.

▪	ISCC Plus Certification: Braskem became the first Brazilian company to receive the International Sustainability and Carbon Certification (ISCC Plus) for its use of alternative feedstocks, such as pyrolysis oil (chemical process that breaks thermoplastic resin molecules using heat), so that units can convert the input into new polymers at the Company's industrial units located in the South and Southeast of Brazil. This certification enables the sustainability of circular products to be duly credited and recognized. Until now at Braskem, ISCC Plus was valid only for the production of I'm greenTM bio-based polyethylene made from sugarcane.

▪	Blue Keepers: Commitment to participate in the Blue Keepers project, which centralizes efforts from various industries to combat plastic pollution in marine environments with challenging strategies and deliveries. Operated by the Global Compact Network Brazil in partnership with various companies from Brazil’s business community, the project works to address the challenges of plastic pollution by managing solid waste and developing infrastructure. The collective initiatives will focus on the short, medium and long term, with the first delivery involving a nationwide diagnosis to identify the main sources and outflows of plastic pollution in Brazil.

▪	Authorized Economic Operator Certificate: Braskem received Authorized Economic Operator (OEA) certification from the Federal Revenue Service of Brazil in recognition of the partnership created to incorporate greater agility and predictability to foreign trade flows and its voluntary adoption of procedures based on the criteria required by the program under the compliance mode. The certification recognizes Braskem for its adoption of management processes that minimize risks in import operations and make it a safer and more reliable company in its foreign trade operations, effectively strengthening its competitiveness at the global level.

▪	Fight against Hunger: Braskem will distribute 48,000 food staple boxes, 25,000 cleaning kits and 3 tons of fresh produce to the communities near its facilities that were directly affected by the social crisis caused by the covid-19 pandemic. These and other initiatives to be conducted during the year will amount to approximately R$15 million in donations to various Brazilian states.

4.2	I’m greenTM PORTFOLIO

SALES

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Recycled products (I’m green Recycled)

•	Brazil: reduction in sales of recycled resins compared to 4Q20 (-27%), mainly due to the lower demand explained by the uncertainties with the new COVID wave in Brazil. The increase in relation to 1Q21 (+178%) is due to the Company’s progress in expanding its recycled resin portfolio and the growing demand for more sustainable plastic solutions. In chemicals[19], the reduction compared to 4Q20 (-26%) was due to the scheduled maintenance shutdown, while the increase compared to 1Q20 (+14%) was due to the higher supply of the product.
•	United States & Europe: reduction compared to 4Q20 (-28%), due to the lower supply of virgin resins in the European market and the limitations on production capacity of recycling partners in the United States. Increase in relation to 1Q20 (+20%), due to the expansion of the client base in the United States, mainly in the automotive industry, and the start of recycled resin sales in Europe.
•	Mexico: reduction compared to 4Q20 (-25%), due to the lower demand in the period, and increase compared to 1Q20 due to the start of recycled sales in 2Q20.

Green PE (I’m green Biobased)

•	Capacity Utilization Rate (Green Ethylene): the green ethylene plant operated at a capacity utilization of 88%, down compared to 4Q20 (-9 p.p.), due to the maintenance shutdown at the plant in January, while the increase compared to 1Q20 (+6 p.p.) is explained by the restarting of the polyethylene plant after the scheduled shutdown, which increased production capacity.

Note that the Company registered record monthly green ethylene production in March, reflecting the good industrial performance and the strong demand for Green PE.

•	Sales and Recurring Operating Result: sales increased in relation to 4Q20 (+12%) and 1Q20 (+6%), explained by the strong demand and higher product availability, respectively. The Recurring Operating Result of this segment increased in relation to 4Q20 (+56%) and 1Q20 (+203%), supported by the higher sales volume and higher spreads, which were mainly influenced by stronger demand for the product.

19 The recycled chemicals are not considered under the brand I’m greenTM

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ECO-INDICATORS[20]

In the year, the ecoefficiency indicators of Braskem’s plants were mainly affected by the higher production volume resulting from the restarting of the chlor-alkali plant in Alagoas state and the startup of the new PP plant in the United States. The solid waste generation indicator declined (-14%) supported by more efficient processes, the rescheduling of maintenance services and the definitive closure of the chlor-alkali plant in Bahia state.

4.3	SAFETY
▪	People Safety: the overall reported and lost time injury-frequency rate was 0.75 event per million hours worked, decreasing (-7%) from the same period last year, with the highlight the results for January, when the Company registered zero reported and lost-time injuries. The reduction was due to the better management of outsourced companies and the advances in the Human Reliability Program, which include accident prevention initiatives.
▪	Process Safety: The TIER 1 rate[21] for the year to 1Q21 was 0.08 events per million hours worked, in line with 1Q20, which was 0.09 events per million hours worked. The TIER 2 rate[22] was 0.08 events per million hours worked, down (-78%) from 1Q20 due to the lower number of events, which were higher in the period given the higher frequency of events associated with human factors.

4.4	CORPORATE GOVERNANCE
▪	Training: conclusion of four mandatory training sessions on Compliance covering the Code of Conduct, Anticorruption Policy, Policy on Business Courtesies and Directive on Conflicts of Interest.

20 The data can be revised depending on internal updates.

21 Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 1, based on the product released, or any release that causes: fatality or lost-time injury of an employee or third party, hospital damages or fatality of the external public, financial losses greater than US$100,000, or evacuation of the community.

22 Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 2, based on the product released, or any release that causes: reportable injury of own employee or third party and financial loss greater than US$2,500.

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▪	Governance and Ethics Governance: Content initiative with the newspaper Valor Econômico to discuss the importance of compliance processes and strengthen good business practices. The episodes featured the participation of Roberto Simões (CEO) and Everson Bassinello (CCO) and present to the public the successful experience of Braskem's compliance program, which is considered a reference in the petrochemical industry. The podcast will be available on Google Podcast, Spotify Pocket Casts, RadioPublic and CopyRSS.

5.	CAPITAL MARKETS

On March 31, 2021, Braskem’s stock was quoted at R$39.69 (BRKM5) and US$14.22 (BAK). The Company’s shares are listed on the Level 1 corporate governance segment of the B3 – Brasil, Bolsa e Balcão and on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs). Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

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5.1	RATING

Since the last disclosure of results, the risk-rating agencies Fitch Ratings, Standard & Poor’s (S&P) and Moody’s have kept their ratings for Braskem on global scale unchanged. In the case of Fitch Ratings and Standard & Poor’s (S&P), the rating on the global scale remained BB+, with a stable outlook. In the case of Moody’s, the rating remained Ba1, with a negative outlook.

Braskem reiterates that it maintains a solid cash position and debt maturity profile concentrated in the long term. Furthermore, in line with the continuous commitment to its financial health and regaining its investment grade rating, the Company continued to reduce its corporate leverage, measured as the ratio of net debt to recurring Operating Result in[23] U.S. dollar, which ended 1Q21 at 1.80x, down 39% in relation to 4Q20 (2.94x).

5.2	MODELING 2Q21 vs. 1Q21

BRAZIL

Expectation for similar total resin sales volume (domestic and export market), given the stability in the capacity utilization rates of petrochemical crackers. The Company also will continue to implement the strategy of prioritizing sales to the Brazilian and South American markets.

For petrochemical spreads, according to the projection of international external consultants, the expectation is for healthier spreads for PE, PVC and main chemicals in Brazil, given the continued strong demand. In the case of PE, there is also the impact from the gradual recovery in PE supply in the United States.

UNITED STATES & EUROPE

In the United States, the expectation is for higher sales volume supported by increased product availability, with prospects for production to recover and normalize at all plants, following the impacts from weather events in 1Q21.

In addition, PP-Propylene spreads in the United States, based on the projection of international external consultants, should be healthier in 2Q21, supported by the continued strong demand and gradual recovery in PP supply in the region.

Regarding the Company’s business in Europe, sales volume should remain in line with 1Q21, due to the stability in product supply, but with healthier PP-Propylene Europe spreads, according to the projection of international external consultants, supported by continued strong demand, scheduled shutdowns at producers in the region and lower imports from Asia.

23 Excludes the Project Finance in Mexico and based on recurring Operating Result.

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MEXICO

In the Mexico business, the expectation is for higher sales due to the increased supply of the product after the gradual reestablishment of operations with the resumption of natural gas transportation service, and the expectation for higher ethane supply in the United States (Fast Track solution).

In relation to spreads, according to the projection of external consultants, the expectation is for healthier U.S. PE-Ethane spreads in 2Q21, mainly due to the continued strong demand and the gradual recovery in PE supply in the United States.

5.3	INDICATORS

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LIST OF ANNEXES:

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ANNEX I

Consolidated Income Statement

ANNEX II

Consolidated Recurring Operating Result Calculation

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ANNEX III

Consolidated Balance Sheet

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ANNEX IV

Consolidated Cash Flow

Consolidated Cash Flow R$ million	1Q21 (A)	4Q20 (B)	1Q20 (C)	Change (A)/(B)	Change (A)/(C)
Profit (Loss) Before Income Tax and Social Contribution	**3,277**	**2,029**	**(5,877)**	*61%*	*n.a.*
Adjust for Result Restatement					
Depreciation, Amortization and Depletion	932	1,046	973	-11%	-4%
Equity Result	(2)	(0)	8	n.a.	n.a.
Interest, Monetary and Exchange Variation, Net	3,453	(1,318)	7,695	n.a.	-55%
Reversal of provisions	57	331	(5)	-83%	n.a.
Provision for Alagoas	(139)	1,758	(55)	n.a.	151%
Provision of the leniency agreement	-	-	-	n.a.	n.a.
PIS and COFINS credits - exclusion of ICMS from the calculation base	(558)	(111)	-	n.a.	n.a.
(Loss) reversals for impairment of trade accounts receivable	(2)	40	4	n.a.	n.a.
Provision for losses and write-offs of long-lived assets	(9)	26	2	n.a.	n.a.
Cash Generation before Working Capital	**7,008**	**3,801**	**2,745**	*84%*	*155%*
Operating Working Capital Variation					
Escrow Deposits - Other Financial Assets	-	-	3,746	n.a.	-100%
Financial investments	(224)	(84)	(1,455)	167%	-85%
Account Receivable from Clients	(1,812)	(1,316)	(280)	38%	n.a.
Inventories	(3,268)	(569)	289	n.a.	n.a.
Recoverable Taxes	1,077	(229)	506	n.a.	113%
Advanced Expenses	158	149	77	6%	105%
Other Account Receivables	(191)	772	95	n.a.	n.a.
Suppliers	2,469	2,038	(2,938)	21%	n.a.
Taxes Payable	(253)	1,075	(198)	n.a.	28%
Advances from Customers	40	(107)	347	n.a.	-89%
Leniency Agreement	(303)	-	(257)	n.a.	18%
Other Provisions	(95)	(52)	(76)	83%	26%
Other Account Payables	(854)	(1,041)	135	-18%	n.a.
Operating Cash Flow	**3,753**	**4,438**	**2,736**	*-15%*	*37%*
Interest Paid	(1,131)	(531)	(567)	113%	100%
Income Tax and Social Contribution	(318)	(68)	(28)	n.a.	n.a.
Net Cash provided by operating activities	**2,304**	**3,840**	**2,141**	*-40%*	*8%*
Proceeds from the sale of fixed and intangible assets	15	20	3	-23%	n.a.
Additions to investment in subsidiaries	-	-	-	n.a.	n.a.
Dividends received	-	2	-	-100%	n.a.
Additions to Fixed and Intangible Assets	(490)	(829)	(905)	-41%	-46%
Cash used in Investing Activities	**(475)**	**(808)**	**(902)**	*-41%*	*-47%*
Short-Term and Long-Term Debt					
Obtained Borrowings	-	12	1,930	-100%	-100%
Payment of Borrowings	(3,211)	(571)	(525)	n.a.	n.a.
Braskem Idesa Debt					
Obtained Borrowings	-	-	-	n.a.	n.a.
Payment of Borrowings	(239)	(247)	(168)	-3%	42%
Leasing	(197)	(183)	(167)	7%	18%
Dividends	(0.01)	(0)	(0.04)	n.a.	-86%
Loan to non-controlling shareholders of Braskem Idesa	-	(38)	-	-100%	n.a.
Other financial liabilities	-	(134)	(134)	-100%	-100%
Cash used in Financing Activities	**(3,647)**	**(1,160)**	**936**	*n.a.*	*n.a.*
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	448	(333)	1,077	n.a.	-58%
Cash and Cash Equivalents Generation (Aplication)	**(1,369)**	**1,538**	**3,252**	*n.a.*	*n.a.*
Represented by					n.a.
Cash and Cash Equivalents at The Beginning of The Period	13,863	12,324	6,804	12%	104%
Cash and Cash Equivalents at The End of The Period	12,493	13,863	10,056	-10%	24%
Increase (Decrease) in Cash and Cash Equivalents	**(1,369)**	**1,538**	**3,252**	*n.a.*	*n.a.*

41

ANNEX V

Braskem Idesa Income Statement

ANNEX VI

Braskem Idesa Balance Sheet

42

ANNEX VII

Braskem Idesa Cash Flow

43

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.